Online Originals, Inc.
                            57113-2020 Sherwood Drive
                         Sherwood Park, Alberta T8A 3H9
                                     Canada






                                  May 26, 2009



Mr. Stephen G. Krikorian
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:      Online Originals, Inc.
         Form 10K for fiscal year ended November 30, 2008 File No. 000-54230

Dear Mr. Krikorian:

     In response to your comment letter dated March 23, 2009, we hereby provide, in writing, acknowledgment that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,


                                        /s/ Shari Sookarookoff
                                        Shari Sookarookoff
                                        President and CEO